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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 811-05506
                           NOTIFICATION OF LATE FILING

(Check One):  [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
              [X] Form N-SAR

            For Period Ended:  11/30/2002
      [_]   Transition Report on Form 10-K
      [_]   Transition Report on Form 20-F
      [_]   Transition Report on Form 11-K
      [_]   Transition Report on Form 10-Q
      [_]   Transition Report on Form N-SAR
            For the Transition Period Ended:  _________________________


                                     PART I
                             REGISTRANT INFORMATION


College and University Facility Loan Trust Two
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Full Name of Registrant


c/o State Street Bank
2 Avenue de LaFayette
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Address of Principal Executive Office (Street and Number)


Boston, MA 02111
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City, State and Zip Code


                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

The Registrant is organized as a Massachusetts business trust for which State Street Bank and Trust Company (as successor to The First National Bank of Boston) currently serves as Owner Trustee. Pursuant to a "no-action letter" received from the Commission in 1988, the Trust accounts for its assets (comprised primarily of a portfolio of loans to institutions of higher education issued by the United States Department of Education) on an "amortized cost" basis, rather than under the fair value method usually required by accounting principles generally accepted in the United States (GAAP). In light of this non-standard accounting and the heightened scrutiny to full and fair disclosure provided for under recent legislation and regulation, the Registrant is particularly mindful of its responsibilities and the Owner Trustee is particularly concerned to have a complete and accurate basis for the certifications which now appear to be required of it under Investment Company Act Rule 30a-2 or, to the extent applicable to the Registrant, the more limited approach adopted by the staff for issuers of so-called "asset-backed securities" who are filing reports under either Section 13(a) or 15(d) of the Exchange Act. For all information relating to the activities and assets of the Trust, the Owner Trustee, pursuant to the governing Declaration of Trust and related agreements, relies on specified service providers, whose information for the Trust's fiscal period ended November 30, 2002, has not yet been confirmed to the Owner Trustee so as to permit the execution and filing the Registrant's Form N-SAR and related certification. The Registrant expects to file a complete Report on Form N-SAR within the time period permitted pursuant to this Notification of Form 12b-25.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


      Diana Kenneally                (617)       662-1345
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         (Name)                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                              [X] Yes  [_] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                         [_] Yes  [X] No

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                 College and University Facility Loan Trust Two
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                    By: State Street Bank and Trust Company,
                                        not in its individual capacity, but
                                        solely as Owner Trustee under a
                                        Declaration of Trust dated March 11,
                                        1988 and amended and restated on
                                        May 12, 1988, and December 4, 1989.



Date: January 30, 2003              By: /s/ Philip M. Crimmins
                                        Senior Vice President